Exhibit 99.1

ASX/Media Release

Immutep To Announce New TACTI-002 and INSIGHT-004 Data

in Poster Presentations and Discussion at the ASCO 2021 Annual Meeting

SYDNEY, AUSTRALIA – 29 April 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), the leading developer of LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce that new data from its TACTI-002 and INSIGHT-004 studies are scheduled to be presented in three poster presentations during the American Society of Clinical Oncology’s (ASCO) 2021 Annual Meeting, which is taking place online as a virtual meeting this year from 4 – 8 June.

Abstracts will be available from 5pm US Eastern Time on 19 May 2021. Poster presentations with new and updated data that are not part of the abstract will be released on ASCO.org at the times indicated below and will subsequently be made available on Immutep’s website at www.immutep.com.

In addition, Immutep plans to hold a webcast after ASCO to discuss the data and results, as well as to provide an update on the Company’s business.

TACTI-002 Posters

Title:	Results from a phase II study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in patients with PD-L1 unselected metastatic non-small cell lung carcinoma.
Session Title:	Poster Session: Lung Cancer - Non-Small Cell Metastatic
Date:	On demand session available from 9am on 4 June 2021 US Eastern Time
Presenter:	Dr Tim Clay, Investigator, St John of God Subiaco Hospital, Perth, Australia
Abstract:	9046

Title:	Results from a phase II study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in patients with PD-L1 unselected metastatic second-line squamous head and neck carcinoma.
Session Title:	Poster Session: Head and Neck Cancer
Date:	On demand session available from 9am on 4 June 2021 US Eastern Time
Presenter:	Dr Irene Brana, Investigator, Vall d’Hebron Institute of Oncology, Barcelona, Spain
Abstract:	6028

INSIGHT-004 Poster

Title:	Phase I INSIGHT platform trial: Advanced safety and efficacy data from stratum D evaluating feasibility and safety of eftilagimod alpha (soluble LAG-3 protein) combined with avelumab in advanced solid tumors.
Session Title:	Poster Discussion Session, Developmental Therapeutics - Immunotherapy
Date:	On demand session available from 9am on 4 June 2021 US Eastern Time
Presenter:	Thorsten Oliver Goetze, MD; Krankenhaus Nordwest, University Cancer Center Frankfurt and Institut für Klinische Krebsforschung IKF GmbH am Krankenhaus Nordwest, Frankfurt am Main, Germany
Abstract:	2518

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

About American Society of Clinical Oncology (ASCO) Conference

ASCO’s annual meeting represents the world’s largest gathering of oncology physicians, industry representatives, researchers, patient advocates, and investment analysts to discuss cutting-edge clinical research and therapeutics in oncology, and to gain insights for improving cancer care. For additional information on the 2021 ASCO’s Annual meeting, please visit https://www.asco.org/

About TACTI-002

TACTI-002 (Two ACTive Immunotherapies) is a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). The study is evaluating the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in up to 183 patients with second line head and neck squamous cell carcinoma or non-small cell lung cancer in first and second line.

About INSIGHT-004 (also known as INSIGHT Stratum D)

INSIGHT-004 is a Phase I clinical trial and is the fourth arm of the investigator-initiated INSIGHT trial which is being conducted by the Institute of Clinical Cancer Research IKF at Krankenhaus Nordwest in Frankfurt. It is being conducted under Immutep’s collaboration with Merck KGaA and Pfizer Inc., and is evaluating the safety, tolerability and recommended Phase II dose of efti when given in combination with avelumab, a human anti-PD-L1 antibody, in 12 patients with solid cancers. Avelumab is co-developed and co-commercialised by Merck KGaA, Darmstadt, Germany and Pfizer Inc.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer, infectious disease and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889